

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2021

Doug Horlick
President and Chief Operating Officer
Social Leverage Acquisition Corp I
8390 E. Via de Ventura, Suite F110-207
Scottsdale, Arizona 85258

  Re: Social Leverage Acquisition Corp I
    Draft Registration Statement on Form S-1
    Filed December 23, 2020

Dear Mr. Horlick:

  We have reviewed your draft registration statement and have the following comment.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to our comment and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS filed on 12-23-20

Our amended and restated certificate of incorporation will designate the Court of Chancery..., page 66

1. We note the disclosure indicates the federal district courts are the exclusive forum for actions arising out of the Securities Act. Please revise the disclosure here and in the later section on page 140 to address any uncertainty around the enforceability of the provision, given the concurrent jurisdiction provided in Section 22 of the Securities Act. Please also disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

You may contact Howard Efron at 202-551-3439 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction